Mail-Stop 4561

        		April 27, 2007




(Via facsimile and U.S. Mail)
Mr. David J. O`Connor
President and Chief Executive Officer
New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082

Re: New England Bancshares, Inc.
       Amendment No. 1 to Form S-4
       Filed April 13, 2007
       File Number 333-140031

Dear Mr. O`Connor:

      We have reviewed your Form S-4 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4
General

1. Please disclose the estimated 2007 revenue, earnings, and earnings per share in the budget provided to New England.



Summary, page 4
First Valley Bancorp

2. Revise the narrative herein to disclose that First Valley trades on the OTCBB and included the trading symbol and the most recent practicable trade price.

Special Meeting..., page 4

3. Revise the first full paragraph on page 5 to add narrative at the end disclosing the New England option on 67,250 shares and that if purchased before the record date may be voted in favor of the merger.
Also disclose the percentage of the vote those shares would constitute.

General

4. Please note the updating requirements of Item 310 of Regulation
S-
B. Alternatively, if your interim financial statements as of and for the three month period ended March 31, 2007 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since December 31, 2006.

Background of the Merger, page 24

5. As previously requested, please revise to disclose the negotiation of the principal terms of the transaction, including price.

Conduct of Business Before Merger, page 41

6. We note disclosure on page 42 of your filing which states that you have the right to purchase 67,250 shares of First Valley Bancorp stock prior to the merger at a fixed cost of $14.87 per share. Please tell us if you have exercised your option to purchase any of these shares as of the date of your response.


Pro Forma Financial Information, page 49

7. We note your response to comment 26 from our letter dated
February
16, 2007. However, we continue to remain unclear as to the reasons for the pro forma adjustments contained in Note H on page 55 pertaining to accretion/amortization of discounts/premiums on securities, loans, deposits and borrowings. Please tell us and revise your filing to explain the nature and reasons for these adjustments. Additionally, please tell us and provide evidence, as applicable, to support how you determined these pro forma adjustments are directly attributable to the merger, expected to have a continuing impact, and factually supportable in accordance with
Article 11-2(b)(6) of Regulation S-X.

Liquidity and Capital Resources, page 98

8. Please revise your disclosures herein to fully discuss how the following will impact your liquidity and capital resources for the twelve months following December 31, 2006:

* your disclosure on page 55 that you intend to liquidate securities available for sale to raise the funds needed to pay the cash portion of the merger consideration ($10,750,920 as disclosed on page 53); and
* your intent to downstream $12,000,000 to First Valley Bancorp after the completion of the merger, as provided in your response to comment
22 of our letter dated February 16, 2007 and as provided in the merger agreement.

New England Bancshares, Inc. Unaudited Financial Statements
Note 4 - Recent Accounting Pronouncements, page F-5

9. Please revise to describe the expected impact to your financial statements of the adoption of SFAS 159.

New England Bancshares, Inc. Audited Financial Statements
Note 3 - Investments in Available-For-Sale Securities, page F-20

10. We note your response to comment 29 from our letter dated February 16, 2007. We also note your revised disclosure on page 55 in which you state that your securities available- for-sale will be liquidated to raise the funds needed to pay the cash portion of the merger consideration. Please tell us how this disclosure effects your "ability and intent" assertion as provided in your response based upon the fact that you may, as a result of this merger, sell securities available-for-sale (including your marketable equity securities) that are currently in an unrealized loss position. Please tell us if you have identified specific securities you intend to sell in order to pay the cash portion of the merger consideration.
Additionally, if known, please address the following:

* for each specific available-for-sale security you intend to sell in order to pay the cash consideration of the merger, tell us the amortized cost, fair value, and corresponding unrealized gain or loss position;
* tell us when these securities were identified for sale; and
* provide us with copies of supporting documentation (i.e. board minutes or other materials) which identifies which securities are to be sold.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      Direct any questions on accounting matters to John Spitz at 202-551-3484, or to Lisa Haynes, Senior Accountant, at 202-551-
3424.
Please direct any other questions to Michael R. Clampitt at 202-
551-
3434, or to me at 202-551-3698.

      						Sincerely,



							Mark Webb
      Branch Chief
      Financial Services Group






By fax: Lawrence Spaccasi, Esq.
	Muldoon Murphy & Aguggia LLP
	5101 Wisconsin Avenue, NW, Suite 400
	Washington, DC 20016
	 Fax number (202) 966-9409
Mr. D. J. O'Connor
New England Bancshares, Inc.
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